Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

January 17, 2008

VIA EDGAR

United States Securities
and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: David L. Orlic

 Special Counsel

Re:

Broadcaster, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed January 11, 2008

File No. 0-15949

Dear Mr. Orlic:

Thank you for your January 14, 2008 letter regarding Broadcaster, Inc. (“Broadcaster” or the “Company”). Enclosed is Amendment No. 4 to the Broadcaster’s Schedule 14C, which has been marked to show changes from our prior submission. The changes in the revised information statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Broadcaster’s Schedule 14C, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.        We note your response to comment 1 of our letter dated January 10, 2008. We continue to believe that you should revise your disclosure to provide a more complete description of the disagreements over the shut down of the Company’s business operations that occurred during your recent Board of Director meetings. This would include a description of each material disagreement and identification of the views of each of the participants in the Board meetings. To the extent the disagreements involved the proposed merger transactions with JamNow and WebHost4Life, include in your disclosure the information that you provided in response to comment 3 of our letter dated January 10, 2008. We note that these and other matters are

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addressed in some detail in the Schedule 13D amendment filed by Michael Gardner and a related party on January 11, 2008.

Response:   Complied with. We do wish to point out that the disagreements regarding JamNow and WebHost4Life occurred after the consenting shareholders announced their intention of filing the Schedule 14C and therefore we do not deem such disagreements to be events leading up to the filing of the Schedule 14C.

Please note that we would like to respond to the items in Mr. Gardner’s letter. For convenience we have assigned letters to the paragraphs in his letter to match the letters to our responses below and we are attaching a copy of his letter as marked by us an exhibit to our letter. We do however wish to point out that the claims made by Mr. Gardner in his letter are very similar claims that he has made with respect to other companies. In fact, his letter very closely resembles a letter he filed as an exhibit to a 13D on September 27, 2006 with respect to shares of Securelogic Corp., a company unrelated to Broadcaster.

A.

Please note that in Amendment No. 2 to the Schedule 14C we added Mr. Quan’s position with the Company.

B.

Please note that at the December 13, 2007 Board meeting, which was the last Board meeting at which the manner of the shut down was discussed, the Board resolved to have employees terminated by December 31, 2007. It is our understanding that such action was taken in a timely manner. Prior to the meeting there were 46 employees and at December 31 there were 6 employees.

C.

Please note that we have been advised that all payments to Mr. Quan have been disclosed in the Company’s periodic filings. Notwithstanding, the Company’s Audit Committee is conducting a review into all related party transactions and the review will continue without impediment after the removal of Dr. Orza and Mr. Goodman is effected. It should be noted that, prior to the Board meeting on December 6, 2007, it was Mr. Gardner, who asked Mr. Quan to assume the role of President and Chief Operating Officer. In fact, Mr. Gardner had often been involved in the selection of key management and advisors and it was common for him to announce his selections to other employees and directors. Upon advice of Mr. Harris, the former, then outside counsel who was also present by invitation at the meeting, it was determined that Mr. Quan should be President. Mr. Gardner stated that he requested Mr. Quan assume such role because he needed his help. Therefore, the management that Mr. Gardner complains about was actually selected by Mr. Gardner. It should also be noted, that upon being announced as President, Mr. Quan volunteered to serve without compensation. However, Mr. Gardner insisted that Mr. Quan receive compensation for such services. Mr. Quan reluctantly agreed to receive compensation for such services on the condition that the compensation be accrued until such time as the Company was cash positive.

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January 17, 2008

On January 10, 2008, following a conversation with Mr. Goodman, Mr. Berman, in his role as Chairman of the Audit Committee, appointed us as counsel to review the related party transactions of the Company. Following such appointment, on January 15, 2008, the two other members of the Audit Committee of the Board of Directors authorized the engagement of other independent counsel to represent the audit committee and to conduct an internal investigation of (a) related party transactions involved management and (b) transactions with parties known to and/or affiliated with management, to determine whether such transaction should have been deemed to be related party transactions. The Company intends to conduct this review in a prompt manner and to complete the review irrespective of the removal of directors contemplated in its Schedule 14C.

We do wish to point out that the Company believes that several of Mr. Gardner’s actions have led to a waste of assets. Mr. Gardner, was actively involved in the Company’s decision making process. In fact, he was instrumental in initiating the costly advertising model that was implemented by the Company and later failed. In addition, Mr. Gardner routinely submitted expense reports requesting reimbursement for lavish expenses, such as his travel on private jets.

D.

Please see the correspondence submitted on January 11, 2008 for a full explanation as to why the letter of intent was rescinded. Please see the response to question number 1 for an explanation as to the termination of employees.

E.

Please note that at the December 20, 2007 Board meeting, which was held after the removal action was announced, Messrs. Mills, Wade and Berman suggested adding independent Board members. In fact, Mr. Bruce Galloway, a portfolio manager and former Chairman of the Board of Broadcaster, Inc., was presented by the three as a possible nominee. As a gesture of good faith, it was suggested that Mr. Goodman and Dr. Orza interview Mr. Galloway. Telephone interviews were attempted to be scheduled but Mr. Goodman and Dr. Orza were uncooperative. We have been informed that no such interview has taken place.

F.

Please note that the modification to the merger agreement between the Company and AccessMedia Networks, Inc was approved by the entire Board including the non management members. The Board at the time of the vote on the amendment consisted of Bruce Galloway, Robert Falcone (a former partner at Price Waterhouse and a former CFO of Nike), Evan Binn, Martin Wade, Richard Berman, Don Perlyn and Kathryn Felice. Mr. Gardner directed the Company to change from a subscription model to an advertising model. As a result of this change, the former shareholders of AccessMedia(of which Mr. Gardner was a 28% shareholder) would not earn the additional shares contemplated in the original merger agreement. Mr. Gardner had a direct interest in the modification of the agreement and he arranged the presentation of the due diligence regarding the modification to the Board. After a review of the due diligence material, the Board approved

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January 17, 2008

the modification at the direction of Mr. Gardner. In its decision to approve the modification, the Board also relied on the analysis of both the advertising model and the proposed amendment, which analysis was prepared at the direction of Baytree Capital, an entity owned by Mr. Gardner.

G.

The note evidences debt for loans that Mr. Quan had made to AccessMedia prior to its merger with the Company. Several audits of AccessMedia were performed prior to the merger, which audits verified the existence and validity of the debt. There has never been any discussion about the cancellation of the debt nor is such cancellation mentioned in any written document.

H.

At the November 26, 2007 Board meeting, several plans for the Company’s future operations were presented to the Board. One of the plans was to make a switch back to a subscription business which would include adult content in its offering. Mr. Gardner was the original advocate of the subscription model. This plan was turned down by the Board.

2.        With regard to the Schedule 13D referred to in the prior comment, confirm whether the company has disclosed in its periodic reports all related party transactions in accordance with Item 404 of Regulation S-K. Confirm also that the company has filed all applicable related party agreements as required by Item 601 of Regulation S-K.

Response:   The Company management has stated that the Company has disclosed in their periodic reports all related party transactions in accordance with Item 404 of Regulation S-K In fact, the Company went beyond its obligations under Item 404 and made disclosures regarding related party transactions that fell below the threshold disclosure amount even though they were not required to make such disclosures. In addition, the Company’s independent certified public accountants have confirmed that in their audit of the financial statements as of June 30, 2007 and their SAS 100 review for the quarters ended March 31, 2007 and September 30, 2007, they applied procedures to identify related entities and transactions. They have also confirmed, that to their knowledge, all related party transactions have been properly disclosed in accordance with Item 404 of Regulation S-K. The Company maintains that all applicable related party agreements as required by Item 601 of Regulation S-K have been filed. Please note that a substantial portion of the related party payments relate to the Alchemy contract which was filed in connection with the merger as an exhibit to the Company’s Form 10-KSB filed on October 13, 2006. Mr. Quan’s Independent Consulting Agreement is also filed as exhibit 10.2 to the Form 10-QSB filed February 15, 2007. Whether or not material, every written agreement between the Company and Mr. Quan or an affiliate thereof has been disclosed in the narrative of the Company’s periodic reports; however, based upon the advice of previous counsel, Mr. Harris, certain agreements were not filed as exhibits because they did not rise to the level of materiality.

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Please note that as previously stated in paragraph D above, on January 15, 2008 the Audit Committee passed a resolution authorizing the engagement of independent counsel to represent the Audit Committee and to conduct an internal investigation of (a) related party transactions involved management and (b) transactions with parties known to and/or affiliated with management, to determine whether such transaction should have been deemed to be related party transactions. We wish to reiterate that the Company intends to conduct this review in a prompt manner and to complete the review irrespective of the removal of directors contemplated in its Schedule 14C.

3.        Tell us your analysis regarding your continued compliance with all applicable federal laws and regulations and marketplace rules regarding director independence subsequent to the pending removal of Mr. Goodman and Dr. Orza.

Response:   The requirement of director independence is driven by marketplace rules. The Company’s stock currently trades on the OTC Bulletin Board. The OTC Bulletin Board does not have any requirement regarding director independence. The Sarbanes-Oxley Act of 2002 does have requirements for corporate responsibility for financial reports, which include certifications as to internal controls in periodic and annual reports. To date, the Company has provided all necessary certifications. Upon mailing of the Schedule 14C, the Company intends to file an 8-K disclosing the removal.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223. Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure

United States Securities and

 Exchange Commission

January 17, 2008

EXHIBIT A

A. At the outset, I would like to clarify that the Company’s recent Securities and Exchange Act filings are misleading by identifying you only as “one of the Company’s principal shareholders.” In fact, you have served as the Company’s President and Chief Operating Officer since November 6, 2007, as described in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 13, 2007.

B. The Company’s executives, namely yourself, Martin R. Wade, the Company’s Chief Executive Officer, and Blair Mills, the Company’s Chief Financial Officer (collectively referred to herein as “ Management ”), are directly responsible for the Company’s dire financial condition. Managament refuses to adhere to directives issued by the Company’s Board of Directors (the “ Board ”), egregiously wastes corporate assets and engages in gross corporate mismanagement, resulting in breaches of Management’s duty of care. If present trends continue, the Company will simply run out of money and be forced to dissolve, primarily because Management has utterly failed to control expenses in the face of the virtual absence of any revenue. A comparison of the six-month period ending June 30, 2007 with the same period in 2006 reveals that while revenues increased by $5,968 (from $945 to $6,913), total operating expenses increased by $15,718 (from $408 to $16,126), a 3,852% increase.

C. Against this background, Management has blithely continued to use the Company’s cash for its own benefit rather than managing it for the benefit of the Shareholders, in blatant violation of Management’s duty of care. All prior attempts to address Management’s corporate waste and mismanagement, and to secure compliance with the directives of the Board, have gone unheeded. Striking examples include payments to parties controlled by you and payments to your family members. While the Company has at best, minimal revenues, you have continued to pay Alchemy, Inc. (“ Alchemy ”), a company controlled by you, approximately $40,000 per month for web-hosting services and $40,000 per month for consulting services. During the year ended June 30, 2007, the Company incurred expenses of $1,580,000 for services provided by Alchemy. For the quarter ended September 30, 2007, the Company paid Alchemy $409,000. Additionally, during the year ended June 30, 2007, the Company entered into two non-exclusive license agreements with Alchemy F/X, another company controlled by you. The Company’s fees under these license agreements are collectively $320,000, of which $220,000 was paid during the year ended June 30, 2007. Your wife serves as counsel to the Company, and received fees of $44,480 for the year ended June 30, 2007, in spite of the fact that the Company has in-house counsel. Finally, your son, who recently graduated college and lacks relevant experience, serves as a producer for the Company, receives a salary of $63,000 per year and manages a staff of approximately 12 people. These payments are wholly inappropriate.

D. Management has also routinely failed to adhere to Board directives. For instance, the Board identified one specific merger candidate with which it instructed Management to execute a letter of intent. Management executed the letter of intent but cancelled it the following day without any explanation or notice to the Board. Further, on two separate occasions, during Board meetings held on November 26, 2007 and November 27, 2007, the Board directed Management to reduce the number of employees from approximately 50 to 12. Management, in

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defiance of the Board, and on its own accord, determined not to follow these Board resolutions and refused to terminate the 38 employees.

E. On December 21, 2007, record holders of 29,777,137 shares of the Company’s common stock, representing approximately 58% of the Company’s outstanding common stock, executed and delivered a written consent to the Company providing for the removal, without cause, of the Company’s two independent directors, Vincent Orza and Paul Goodman, from the Board. The record holders referenced above included you, companies controlled by you and shareholders under your influence. I believe this action was taken in response to the Board’s resolution dated November 27, 2007, appointing Martin Wade, Richard Berman and Paul Goodman to a special committee of the Board, which would have full authority to review the financial transactions contemplated by the Company. Removing two of the Company’s three independent directors will leave the Company in the grips of Management, mainly Messrs. Wade and Mills. Messrs. Wade and Mills, serving as directors, have clearly violated their fiduciary duties to the shareholders. Leaving them the majority vote on the Board is yet another striking example of Management’s self dealing and breach of its duty of care.

F. Another instance of management’s self dealing occurred when Messrs. Wade and Mills along with a third party, voted to modify the merger agreement between the Company and AccessMedia Networks, Inc. (“ AccessMedia ”), a company controlled by you, by linking revenues to the number of visits to the Company’s website, and making each visit to the Company’s website equal to $1.00 of revenue. This was done so that the 17,500,000 shares of common stock available to be issued as the “earn-out,” based on future revenues, would more likely be issued. To obtain the number of shares issuable as part of the “earn-out,” Management purchased internet traffic to the Company’s website from companies controlled by you, instead of engaging in a legitimate marketing campaign. These companies directed so many un-weary internet users to the Company’s website that internet users though there was a “Broadcaster virus.” The Company paid these companies, which you control, in excess of $6,000,000 for the traffic. Further, the Company released various press releases trumpeting its successful traffic and you obtained over 15,000,000 shares of the Company’s stock as a result.

G. Upon the consummation of the AccessMedia merger, you agreed to cancel a $1,725,000 note payable from AccessMedia to you (the “ Note ”). Instead of cancelling the Note, you have claimed that the Company is required to pay you the amount of the Note. The Company’s annual report on Form 10KSB, filed with the commission on October 15, 2007, mentions you have taken a security interest in all of the Company’s assets. This is wholly inappropriate.

H. Even more outrageous, Management now also seeks to evade the laws of the United States and the State of California. On November 26, 2007, the Board met and heard a proposal from you, seeking to change the Company’s line of business to an adult subscription based business. You described a plan to move all activities offshore so as to avoid any possible legal liability from this business model. Such a suggestion is a blatant breach of your duty of care.